Exhibit 12.1

COMPUTATION OF RATION OF EARNINGS TO FIXED CHARGES

Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency for each of the years ended December 31, 2015, 2014, 2013, 2012 and 2011. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have earnings. We have derived the deficiency of earnings to cover fixed charges from our historical financial statements. The following should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein.

	Year Ended December 31,
	2015	2014	2013	2012	2011
(dollars in thousands)	(in thousands)
Net loss	$(31,696)	$(66,160)	$(79,293)	$(94,465)	$(109,388)
Add back: Fixed charges	3,017	3,011	2,668	471	518
Total adjusted net loss	$(28,679)	$(63,149)	$(76,625)	$(93,994)	$(108,870)
Fixed charges:
Interest expense	2,926	2,828	2,478	275	287
Interest portion of rental expense	91	183	190	196	231
Total fixed charges	3,017	3,011	2,668	471	518
Deficiency of earnings available to fixed charges (1)	$(31,696)	$(66,160)	$(79,293)	$(94,465)	$(109,388)

(1)	Because of the deficiency of earnings available to cover fixed charges, the ratio information is not applicable.